October 17, 2017

Cecilia Blye Chief, Office of Global Security Risk U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549	SAP SE Dietmar-Hopp-Allee 16 69190 Walldorf Deutschland T +49 6227 7-47474 F +49 6227 7-57575 www.sap.com

Re:	SAP SE
Form 20-F for the Fiscal Year Ended December 31, 2016
Filed February 28, 2017
File No. 1-14251

Dear Ms. Blye:

Reference is made to the comments of the staff of the Division of Corporation Finance, Office of Global Security Risk, (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated September 20, 2017, relating to SAP SE’s Form 20-F for the fiscal year ended December 31, 2016 filed on February 28, 2017. For your convenience, we have reproduced in bold below the Staff’s written comment followed by the Company’s response thereto.

1.	You told us in your letter dated June 6, 2014 that you provided message transmission services involving wireless operators in Sudan and Syria, both directly and indirectly. Sudan and Syria are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure about contacts with Sudan or Syria. Please provide us with information regarding any contacts with Sudan and Syria since the referenced letter. Your response should describe any products, software, technology or services you have provided, directly or indirectly, pertaining to Sudan and Syria, and any agreements, arrangements or other contacts you have had with the governments of Sudan and Syria or entities they control.

SAP SE

SAP SE is a global software company headquartered in Walldorf, Germany. A worldwide provider of enterprise application software, SAP products are used by more than 345,000 customers in more than 180 countries. SAP offers customers a broad array of software licenses and support, cloud subscriptions, and professional services. Software license revenue results from the fees earned from selling or licensing software to customers. Support revenue represents fees earned from providing technical support services and software upgrades, updates, and enhancements to customers. Cloud subscriptions refer to the income earned from contracts that permit the customer to access specific software solutions hosted by SAP during the term of its contract with SAP. Professional services primarily relate to the installation and configuration of our cloud subscriptions and on-premise software products. All of these products and services are marketed either by SAP’s network of worldwide subsidiaries, owned and operated by SAP SE, or in conjunction with authorized, third-party SAP Partners, as detailed below.

SAP Partners

Through its software ecosystem, SAP works closely with more than 15,000 Partners worldwide to provide SAP solutions for our customers. SAP Partners sell SAP software licenses, support services, and cloud subscriptions directly to customers and end-users. SAP’s contractual agreements require SAP Partners to comply with all relevant laws including all applicable U.S., German, EU, and UN regulations and U.S. export controls and economic sanctions laws. SAP’s software license agreements contain specific provisions stating that software may not be exported to embargoed countries. SAP retains the right to deny delivery to any entity, individual, or country where prohibited by law.

SAP notes that, as with any arm’s length relationship, it is possible that a SAP Partner could conduct business that supplies SAP products and services to customers without following SAP’s strict procedures and/or without obtaining SAP’s authorization. Ultimately, SAP cannot completely control where and how SAP Partners sell software, services and related intellectual property. Indeed, SAP products are so pervasive worldwide that an industry consisting of literally hundreds of independent companies has emerged that provides, without involvement by SAP, consulting and training for employees of organizations that run SAP products. To the extent any of these independent companies choose not to follow SAP’s strict licensing procedures, SAP is limited in its ability to stop their activities. Nevertheless, SAP devotes considerable resources to prevent and mitigate such activities should they occur.

Investigation

In late October 2016, SAP began a comprehensive investigation based on new allegations that certain SAP Partners were violating SAP contractual terms and selling SAP products and services in embargoed countries, including Sudan, Syria, Cuba, and Iran. SAP engaged the services of an international law firm, Paul Hastings LLP, to investigate such allegations and to assist the Company in instituting strong remediation efforts to prevent such occurrences in the future. Based on this investigation, SAP has now confirmed that certain SAP Partners and customers have engaged in the unauthorized distribution and use of SAP products and services in Sudan, Syria, Cuba, and Iran, in violation of contractual obligations to SAP and SAP’s internal requirements.

On September 8, 2017, in response to these preliminary findings, SAP voluntarily self-disclosed potential violations to the U.S. Department of Justice and the U.S. Department of Treasury, Office of Foreign Assets Control. SAP also provided notification to the Securities and Exchange Commission. Pursuant to Section 13(r) of the Securities Exchange Act of 1934, the Company plans to provide additional disclosures in its Form 20-F for the fiscal year ending December 31, 2017. The investigation will continue to focus on any potential transactions and/or contacts regarding entities in Sudan, Syria, Cuba, and Iran.

Based on the preliminary findings to date, SAP has taken immediate remedial actions, including:

•	Terminating access to SAP products, services, support, and maintenance for certain customers/end users identified as previously downloading SAP products in sanctioned countries, and blocking such customers from any future transactions with SAP and SAP Partners.

•	Suspending SAP Partners that sold SAP products to customers who made downloads in sanctioned countries. These suspended SAP Partners must now pass stringent know-your-customer background checks, verified by an independent forensic firm, before any deals may proceed. Moreover, these suspended SAP Partners are further prohibited from engaging in any activity with terminated customers and must notify those customers that all SAP access is terminated.

•	Notifying its third-party content delivery provider to block all future download activity for the terminated SAP customers/end users.

It is anticipated that SAP will continue such strong remedial actions based on the results of the ongoing investigation. Additionally, SAP has already begun to take affirmative steps to strengthen its internal controls and export control procedures in light of these preliminary findings.

2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

SAP believes these identified contacts with Sudan and Syria are quantitatively and qualitatively immaterial. In addition, we believe these contacts do not constitute a material investment risk for our security holders.

Quantitative

The revenue generated from the identified transactions associated with Sudan and Syria entities represented 0.01% or less of SAP SE’s total revenue in each of the past three fiscal years and the first three quarters of 2017.

Qualitative

SAP has assessed the qualitative impact as well. Specifically, SAP considered, among others, (i) the U.S. Supreme Court’s determination of materiality; (ii) the extent to which any of SAP’s significant shareholders has expressed an intention to divest holdings of companies with direct or indirect revenues from any embargoed country; and (iii) the extent to which SAP expects any customers to discontinue or prospective new customers to decline to do business with SAP as a result of the activities described above.

SAP has concluded that the identified transactions would not be viewed as qualitatively material by a reasonable investor in making a rational investment decision. A reasonable investor would not view the inconsequential amount of revenue derived directly or indirectly from customers in Sudan and Syria as material to an understanding of SAP’s global business, results of operations, prospects or financial condition and to the investor’s investment decisions. Similarly, SAP believes that the amount of revenue derived from transactions associated with Sudan and Syria is far too small to impact a customer’s decision to continue or engage in business with SAP.

Overall Assessment

Finally, SAP has evaluated whether the above materiality assessments, both quantitatively and qualitatively, continue to apply when considering the aggregate Sudan, Syria, Cuba, and Iran-related activities currently known to the Company. SAP has concluded that all such activities, even when viewed in the aggregate, are clearly inconsequential, represent an inconsequential amount of revenue, and would not be viewed as qualitatively or quantitatively material by a reasonable investor in making a rational investment decision. Additionally, SAP is not aware that any of its significant shareholders (including any significant government or university shareholders) are subject to restrictions that would require these shareholders to divest of their SAP shareholdings as a result of the activities described above. SAP does not believe that any customer would discontinue or any prospective new customers would decline to do business with SAP as a result of the activities described above by SAP Partners and SAP.

The Company hereby acknowledges the following:

(1)	The Company is responsible for the adequacy and accuracy of the disclosure in our 2017 20-F filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about the foregoing, please do not hesitate to contact the undersigned at +49 6227 7-47276 or Wendy Boufford, Assistant General Counsel, at 650-845-5791.

Very truly yours,

/s/ Jochen Scholten

Jochen Scholten

General Counsel

SAP SE

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